UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2026

Commission file number: 001-43362

GIX INTERNET LTD.

(Translation of registrant’s name into English)

2 Jabotinsky St, Atrium Tower, 18th floor

Ramat Gan, Israel 5252903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On August 31, 2026, Gix Internet Ltd. published an announcement to its shareholders in Israel regarding the dual listing of its ordinary shares on the Nasdaq Capital Market, which is attached hereto and incorporated herein as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Notice to Shareholders of Gix Internet Ltd., dated August 31, 2026

* English translation of original Hebrew document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gix Internet Ltd.
(Registrant)

Date: August 31, 2026	By:	/s/Amihay Hadad
	Name:	Amihay Hadad
	Title:	Chief Financial Officer